UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced the appointment of Gary Ingenito, MD, PhD to Senior Vice President, Clinical Development & Regulatory Affairs, effective immediately

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 4, 2005                                         By:/s/

                                                                              Name: David M. Hall

                                                                              Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

February 4, 2005

GARY INGENITO JOINS ANGIOTECH AS SENIOR VICE PRESIDENT,

CLINICAL DEVELOPMENT AND REGULATORY AFFAIRS

VANCOUVER, February 4, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), a specialty pharmaceutical company focused on drug-eluting medical devices and biomaterials, today announced the appointment of Gary Ingenito, MD, PhD to Senior Vice President, Clinical Development & Regulatory Affairs, effective immediately.

Dr. Ingenito brings over 17 years of experience in clinical and regulatory affairs having held executive positions in large- and medium-sized pharmaceutical companies as well as clinical research organizations. He joins the Company from SFBC International, a major contract research organization acting as Senior Vice President. Prior to joining SFBC, Dr. Ingenito was Chief Operating Officer at Otsuka Maryland Research Institute of Otsuka Pharmaceuticals where he was responsible for clinical and regulatory strategy for programs involving the central nervous system, cardiovascular, pulmonary, gastroenterology, endocrine and ophthalmology. His position at Otsuka included extensive involvement with the US Food and Drug Administration. Prior to Otsuka, Dr. Ingenito held the position of Executive Director, Clinical Research at Corning Besselaar overseeing the international development of pharmaceuticals. He has also held senior positions with Sandoz Pharmaceuticals focusing on strategic plans for national and international clinical trials. Dr. Ingenito received a PhD from Thomas Jefferson University, an MD from Jefferson Medical College and a BA from Johns Hopkins University. He completed his post-graduate residency at the University of Miami.

“We are thrilled with the addition of Dr. Ingenito to our management team,” said William Hunter, MD, MSc, President and CEO of Angiotech. “He brings a distinguished record of clinical development and impressive knowledge of regulatory affairs that will be vital as we execute on our pipeline and continue to revolutionize medical device and biomaterial interventions.”

Dr. Ingenito will provide strategic insight, leadership and direction for the company’s worldwide clinical development and regulatory activities.

Additional biographical detail on Angiotech's senior management is available on the Company website at www.angiotech.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-eluting medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12